UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 17, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

-                         CFO KPN Mobile to leave KPN, dated March 17, 2005.

Press release

Date
March 17, 2005
CFO KPN Mobile to leave KPN	Number
017pe

Ed Kraaijenzank has informed the Board of Management of Royal KPN N.V. of his wish to resign from his position as CFO of KPN Mobile N.V. as of April 1. He will pursue his career outside KPN.

Mr Kraaijenzank has held the position of CFO at KPN Mobile since its establishment in 2000. Prior to this, he was director corporate control of KPN N.V.

The KPN Board of Management regrets the departure of Mr Kraaijenzank. It will lose an experienced and capable manager. His departure is also caused by KPN’s decision to discontinue the KPN Mobile holding functions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 23, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel